SULTAN MINERALS INC. **SUL-TSX VENTURE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

09046988

RECEIVED
2009 SEP 18 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 8, 2009

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross
Corporate Secretary
for **SULTAN MINERALS INC.**

9/22

Enclosure

United States Sec Filing
September 8, 2009

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated August 20, 2009;

Correspondence with Securities Commission(s)

2. Interim Financials Statements for the three and six months ended June 30, 2009 and 2008, MD&A and Quarterly Report for the three and six months ended June 30, 2009, Form 52-109FV2 - Certification of Interim Filings by CEO and Form 52-109FV2 - Certification of Interim Filings by CFO.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

RECEIVED
2009 SEP 18 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 20, 2009

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Intercepts 28 feet of 0.18% WO_3 and Resumes Drilling on Its Jersey-Emerald Property, B.C.

Sultan Minerals Inc. (SUL-TSX-Venture) ("Sultan") is pleased to announce results from the first 6 diamond drill holes on its Jersey-Emerald Property in the Salmo area of British Columbia. Results of this drilling include significant tungsten mineralization, including **28 feet of 0.18% WO_3 and 6 feet of 0.39% WO_3**. Drilling was initiated in June with a surface drill to investigate several new tungsten, zinc and molybdenum targets discovered in 2008 (see NR of June 23, 2009).

Two new target areas of the property were investigated by drilling. Two drill holes were completed approximately 1 kilometre east of the historic Jersey-Emerald mine, where preliminary results of regional airborne surveys indicate strong magnetic and conductive rocks are present. Four drill holes were completed approximately 1.5 kilometres south of the historic mine area (near Lost Creek) to test for the extension of tungsten mineralization discovered during a surface sampling program in 2008.

Preliminary results returned from sampling of drill core indicate significant tungsten mineralization existing in zones well away from the historic Jersey-Emerald mine area. In particular, the Lost Creek drilling (LC0901 through LC0903) returned elevated tungsten values from all 3 drill holes. Hole LC0902 returned the highest value for WO_3, with 0.18% over 28 ft including 0.39% over 6 feet.

Drill Hole	Grid North	Grid East	Azmth/Dip	From (Feet)	To (Feet)	Width (Feet)	WO_3 (%)
LC09-01	5437111	484583	302	112.00	188.00	76.00	0.12
Incl.				138.00	148.00	10.00	0.22
LC09-02	5437111	484583	302	167.00	195.00	28.00	0.18
Incl.				182.00	188.00	6.00	0.39
LC09-03	5437090	484559	300	127.00	174.00	47.00	0.10
Incl.				137.00	162.00	25.00	0.16
Incl.				147.00	152.00	5.00	0.20

Drill site preparation is currently underway for the recently acquired Victory Tungsten deposit, approximately 3 kilometres north of the historic Jersey-Emerald mine area. This drilling will verify the presence of tungsten mineralization reported by previous operators during exploration in the 1960's and 1970's. A zone of high grade tungsten mineralization, including 84,000 tons of 0.54% WO_3, was outlined by the historic drilling.

A study of the potential for lead-zinc-silver remnant mineralization within and adjacent to the historic Jersey mine has been undertaken. It is expected that a preliminary resource estimate can be obtained from information provided by the large database accumulated by Sultan that summarizes historic and recent drilling. Several zones of remnant lead-zinc mineralization were observed in preliminary viewing of the 3-Dimensional models created by Sultan. As well, drill testing completed by Sultan in 2007 intersected widespread zinc mineralization marginal to the historic workings, suggesting that important zinc mineralization may extend to the east, west and south of the former mine. The Jersey-Emerald was British Columbia's second largest lead-zinc mine. Giroux Consultants Ltd. has been contracted to provide the preliminary resource estimate.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com


SALMO
SULTAN MINERALS INC.
JERSEY-EMERALD PROPERTY
Tungsten Resource Areas
& Proposed Tungsten Drill Targets
ASPEN TUNGSTEN SHOWING
British Columbia
PROPERTY BORDER
HB MINE
7.3 Million Tons @ 4.2% Zn + 0.8% Pb
VICTORY TUNGSTEN DEPOSIT
82,000Tons @ 0.54%WO3
Gravel Mining Road
2009 Drill Targets
INVINCIBLE MINE
FEENEY MINE
DODGER 4400 MINE
0.57%WO3 /2.6m
EAST DODGER MINE
0.65%WO3 /4.3m
JERSEY MINE
EMERALD MINE
2009 Drill Targets
LOST CREEK
08POS-08/09
0.90%WO3
08POS-11
1.05%Zn
0.14%WO3
08POS-04/05
0.13%WO3
08POS-12
0.18%WO3
SALMO RIVER
Creston 60 km
kilometers
LEGEND
Significant Zinc, Tungsten and Molybdenum Assays
Tungsten Showings
Victory Tungsten Deposit
82,000Tons @ 0.54%WO3
HB Mine
7.3 Million Tons @ 4.2% Zn + 0.8% Pb
Emerald Mine Tungsten Deposits
1.6 Million Tons @ 0.76% WO3
Jersey Zinc Mine
8.0 Million Tons @ 3.8% Zn +2.0% Pb
Tungsten Resource
0.15% WO3 Cut Off
2.7 Million Tons @ 0.36% WO3 Measured & Indicated
2.3 Million Tons @ 0.34% WO3 Inferred
Proposed Tungsten Drill Targets
August 2009

This release was prepared by Sultan's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Sultan expects are forward-looking statements. Although Sultan believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Sultan, investors should review Sultan's filings that are available at www.sedar.com or Sultan's website at www.sultanminerals.com.

RECEIVED
2009 SEP 18 A 9:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SULTAN MINERALS INC.
(an exploration stage company)
INTERIM FINANCIAL STATEMENTS
JUNE 30, 2009 and 2008
(Unaudited – prepared by management)

The Company's independent auditor has not performed a review of these financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Balance Sheets
As at June 30, 2009 and December 31, 2008
(Unaudited – prepared by management)

	June 30, 2009	December 31, 2008
Assets		
Current assets		
Cash and cash equivalents	$ 594,605	$ 408,375
Short-term investments	1,299,240	1,495,695
Accounts receivable	19,522	29,578
Due from related parties (Note 8)	213,325	171,468
Prepaid expenses	14,230	23,326
	2,140,922	2,128,442
Mineral property interests (see schedule) (Notes 3 and 9)	9,056,217	8,756,364
Investments (Note 4)	940	705
Equipment (Note 5)	19,611	30,356
Reclamation deposits	22,170	22,170
	$ 11,239,860	$ 10,938,037
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 175,838	$ 140,384
Due to related parties (Note 8)	24,000	--
Mortgage payable (Note 6)	76,000	85,000
Total liabilities	275,838	225,384
Shareholders' equity		
Share capital (Note 7)	22,284,139	22,027,355
Warrants (Note 7)	584,319	582,974
Contributed surplus	3,035,046	2,374,613
Deficit	(14,936,508)	(14,269,080)
Accumulated other comprehensive loss	(2,974)	(3,209)
	10,964,022	10,712,653
	$ 11,239,860	$ 10,938,037

Commitments (Note 3 (d))

See accompanying notes to financial statements.

Approved by the Directors

"Arthur G. Troup"
Arthur G. Troup

"Sargent H. Berner"
Sargent H. Berner

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Operations and Deficit
(Unaudited – prepared by management)

	Three months ended June 30, 2009	Three months ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008
Expenses				
Amortization	$ 91	$ 505	$ 365	$ 1,010
Legal, accounting and audit	19,769	11,090	29,960	17,485
Management fees	7,500	15,750	15,000	27,750
Office and administration	40,102	34,049	80,062	63,960
Salaries and benefits	87,704	78,972	171,787	141,559
Shareholder communications	50,251	79,088	91,341	167,369
Stock-based compensation	273,137	125,721	292,242	317,719
Property investigations	1,070	--	2,213	--
Travel	1,265	12,322	3,880	35,046
Interest and other income	7,298	(25,934)	(4,934)	(63,528)
	488,187	331,563	681,916	708,370
Loss before income taxes	(488,187)	(331,563)	(681,916)	(708,370)
Income tax recovery	13,178	8,124	14,488	380,012
Loss for the period	(475,009)	(323,439)	(667,428)	(328,358)
Deficit, beginning of period	(14,461,499)	(13,241,986)	(14,269,080)	(13,237,067)
Deficit, end of period	$ (14,936,508)	$ (13,565,425)	$ (14,936,508)	$ (13,565,425)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.00)
Weighted average number of common shares outstanding	102,179,959	101,812,406	102,142,552	100,759,163
Number of common shares outstanding, end of period	123,660,618	101,950,868	123,660,618	101,950,868

Statements of Comprehensive Income
(Unaudited – prepared by management)

	Three months ended June 30, 2009	Three months ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008
Loss for the period before comprehensive income	$ (475,009)	$ (323,439)	$ (667,428)	$ (328,358)
Unrealized gains (losses) on investments	157	157	235	(391)
Comprehensive loss	$ (474,852)	$ (323,282)	$ (667,193)	$ (328,749)

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Shareholders' Equity
Three and six months ended June 30, 2009
(Unaudited – prepared by management)

	Common Shares Without Par Value				Accumulated		
	Shares	Amount	Warrants	Contributed Surplus	Other Comprehensive Loss	Deficit	Total Shareholders' Equity
Balance, December 31, 2007	100,226,518	$ 22,050,752	$ 1,166,158	$ 1,297,390	$ (1,018)	$ (13,237,067)	$ 11,276,215
Issued for cash							
Warrants exercised	1,341,500	267,362	(39,305)	--	--	--	228,057
Agent's warrants exercised	14,100	3,152	(1,225)	--	--	--	1,927
Stock options exercised	168,750	35,472	--	(13,534)	--	--	21,938
Issued for mineral property interests and other							
Income tax effect of renunciation of flow-through expenditures	--	(359,383)	--	--	--	--	(359,383)
Surface rights – Jersey-Emerald property	200,000	30,000	--	--	--	--	30,000
Stock-based compensation	--	--	--	548,103	--	--	548,103
Unrealized losses on investments for the year	--	--	--	--	(2,191)	--	(2,191)
Warrants expired, unexercised	--	--	(542,654)	542,654	--	--	--
Loss for the year	--	--	--	--	--	(1,032,013)	(1,032,013)
Balance, December 31, 2008	101,950,868	22,027,355	582,974	2,374,613	(3,209)	(14,269,080)	10,712,653
Issued for cash							
Private placement, less share issue costs	20,000,000	193,560	328,289	--	--	--	521,849
Issued for mineral property interests and other							
Surface rights – Jersey-Emerald property	200,000	9,000	--	--	--	--	9,000
Acquisition – Victory Tungsten property	200,000	10,000	--	--	--	--	10,000
Jersey-Emerald property	250,000	12,500	--	--	--	--	12,500
Agent's compensation	1,060,000	31,800	--	--	--	--	31,800
Shares returned to treasury	(250)	(76)	--	13	--	--	(63)
Stock-based compensation	--	--	--	333,476	--	--	333,476
Unrealized gains on investments for the period	--	--	--	--	235	--	235
Warrants expired, unexercised	--	--	(326,944)	326,944	--	--	--
Loss for the period	--	--	--	--	--	(667,428)	(667,428)
Balance, June 30, 2009	123,660,618	$ 22,284,139	$ 584,319	$ 3,035,046	$ (2,974)	$ (14,936,508)	$ 10,964,022

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Cash Flows
(Unaudited - prepared by management)

	Three months ended June 30, 2009	Three months ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008
Cash provided by (used for):				
Operations				
Loss for the period	$ (475,009)	$ (323,439)	$ (667,428)	$ (328,358)
Items not involving cash				
Amortization	91	505	365	1,010
Stock-based compensation	273,137	125,721	292,242	317,719
Future income taxes	(26,356)	(8,124)	(27,666)	(380,012)
Changes in non-cash working capital				
Accounts receivable	4,366	108,933	10,056	102,678
Due to/from related parties	18,384	(39,925)	(8,093)	(36,386)
Prepaid expenses	1,220	(54,949)	9,096	(58,138)
Accounts payable and accrued liabilities	(5,419)	(37,970)	(31,759)	(31,904)
	(209,586)	(229,248)	(423,187)	(413,391)
Investing activities				
Mineral property interests				
Acquisition costs	(21,473)	(8,284)	(26,410)	(18,244)
Exploration and development costs	(21,341)	(629,200)	(114,277)	(998,279)
Redemption of short term investments	283,889	780,000	196,455	200,000
Purchase of equipment	--	--	--	(11,271)
	241,075	142,516	55,768	(827,794)
Financing activities				
Common shares issued for cash	553,649	--	553,649	231,292
Increase (decrease) in cash and cash equivalents during the period	585,138	(86,732)	186,230	(1,009,893)
Cash and cash equivalents, beginning of period	9,467	99,539	408,375	1,022,700
Cash, and cash equivalents, end of period	$ 594,605	$ 12,807	$ 594,605	$ 12,807
Supplemental information				
Shares issued related to mineral property interests	$ 22,500	$ 30,000	$ 22,500	$ 30,000
Stock-based compensation capitalized to mineral property interests	37,505	21,966	41,234	55,776
Future income tax liability capitalized to mineral property interests	13,178	8,124	14,488	20,629
Shares issued for corporate finance fees	31,800	--	31,800	--

See accompanying notes to financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three and six months ended June 30, 2009 and 2008
(Unaudited – prepared by management)

1. Nature of operations

Sultan Minerals Inc. (the "Company") is incorporated under the British Columbia Business Corporations Act, and its principal business activity is the exploration and development of mineral properties in Canada. The Company has not determined whether its mineral property interests contain mineral reserves that are economically recoverable.

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern. As disclosed in the financial statements, the Company has working capital, as at June 30, 2009, of $1,865,084 (December 31, 2008 – $1,903,058) and an accumulated deficit of $14,936,508 (December 31, 2008 – $14,269,080). Working capital is defined as current assets less current liabilities.

The Company has capitalized $9,056,217 (December 31, 2008 - $8,756,364) in acquisition and related costs on the Kena property and the Jersey and Emerald properties.

As a junior resource company, the Company's ability to continue as a going concern is contingent on its ability to obtain additional financing. The current financial equity market conditions, the challenging funding environment and the low price of the Company's common shares make it difficult to raise funds by private placements of shares. The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment. There is no assurance that the Company will be successful with any financing ventures. It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests. The Company has sufficient working capital to conduct its operations for the next fiscal year.

The financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

2. Accounting policies

Basis of presentation

The accompanying financial statements for the interim periods ended June 30, 2009 and 2008, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2008.

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2008, and have been consistently followed in the preparation of these financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company's first interim period commencing January 1, 2009.

(a) Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Intangible Assets", and Section 3450, "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of IAS 38, Intangible Assets. CICA 1000—Financial Statement Concepts is amended to clarify criteria for recognition of an asset. CICA 3450 – Research and Development Costs is replaced by guidance in CICA 3064. EIC 27 is no longer applicable for entities that have adopted CICA 3064. A number of other EIC abstracts have consequential amendments. AcG 11 –Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064. Prior to the adoption of Section 3064, the Company capitalizes costs in the exploration phase relating to acquisition cash costs and fair value common shares issued for mineral property interests. All other exploration expenditures are expensed in the period incurred. The Company has concluded that adoption of this new standard as at January 1, 2009, did not have an impact on the Company's interim financial statements.

(b) Business combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to IFRS 3, Business Combinations (January 2008). The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100% of the equity interest in the acquiree is owned at the acquisition date.

2. Accounting policies (continued)

The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and other direct cost of a business combination are no longer considered part of the acquisition accounting.

Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new section will only have an impact on the Company's financial statements for future acquisitions that may be made in periods subsequent to the date of adoption.

(c) Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities ("EIC 173"), which establishes that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this standard did not impact the Company's interim financial statements.

(d) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that fiscal 2011 is the changeover date for non-calendar year end publicly accountable enterprises to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for fiscal 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. Mineral property interests

(a) Kena Property, Ymir, British Columbia, Canada

The Kena Property is comprised of the original Kena claims and additional properties under option. The properties are contiguous. The Kena property is located near the community of Ymir in southeastern British Columbia.

(b) Jersey and Emerald Properties, Salmo, British Columbia, Canada

The Company holds a 100% interest in the Jersey Claim Group located near Salmo, British Columbia. The property is subject to a 3.0% Net Smelter Returns Royalty ("NSR") that can be reduced to 1.5% by making payments of $500,000 and issuing 50,000 common shares. Annual advance royalty payments of $50,000 were to commence in October 2000. In October 2000, an amendment to the agreement extended the commencement of these royalty payments to 2004. In consideration for the extension, 200,000 common shares were issued to the royalty holders. In October 2004, the agreement was further amended to defer commencement of the royalty payments to October 2009, by the issuance of 200,000 common shares to the royalty holders.

In May 2009, the Company entered into an additional amendment to the option agreement to defer the commencement date of the annual royalty payments of $50,000 due to commence in October 2009 by a further four years, in exchange for a one-time payment of 250,000 common shares, and the right to collect mineral specimens from an exposure in the Jersey F Zone workings of the Jersey-Emerald property up to October 20, 2013, for the sole purpose of specimen collection.

Additional claims forming part of the properties include the Tungsten King Prospect, comprised of 17 crown-granted mineral claims. The Company acquired a 100% interest in these claims by issuing 100,000 shares of the Company.

The Company also holds a 100% interest in the Truman Hill and Leroy North properties, additional properties in the Jersey and Emerald property group. The Truman Hill and Leroy north properties are subject to a NSR of 1.5% of which 50.0% can be purchased by issuing 25,000 shares of the Company.

The Jersey and Emerald properties also include (i) a 100% interest in the Summit Gold Property consisting of 4 mineral units and one reverted crown grant, subject to a 2.0% NSR, which the Company has the right to purchase for $500,000 and (ii) a 100% interest in the Jumbo 2 and Boncher crown granted mineral claims.

In June 2006, the Company entered into a purchase agreement to acquire for the Jersey and Emerald properties 100% of the right, title and interest in the surface rights over 28 crown granted mineral claims, four 2-post claims and 80 mineral units located near Salmo, British Columbia. Under the terms of the agreement, the Company made a payment of $10,000 in cash, and has agreed to make share payments in the aggregate value of $200,000. Share payments of 200,000 common shares are to be made annually on a value date four months after the date of issue, until the related liability has been extinguished. (See Note 6 – mortgage payable).

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three and six months ended June 30, 2009 and 2008
(Unaudited – prepared by management)

3. Mineral property interests (continued)

In May 2009, the Company acquired 100% of the right and interest in the Victory Tungsten Property, consisting of six reverted crown grants, located approximately six kilometres south of Salmo, British Columbia, Canada. Under the terms of the agreement, the Company made a cash payment of $12,000 and issued 200,000 common shares for the purchase of the property. The property will be subject to a 2.0% NSR, payable to the optionor. The Company has the right to reduce the NSR to 0.5% by making a one-time payment of $150,000 at any time up to and including the commencement of commercial production. If at any time the optionor wishes to sell or assign its NSR, the optionor has agreed to give the Company a 60-day right of first purchase to acquire the NSR, provided that the optionor shall not thereafter offer its NSR to a third party on terms less favourable to the optionor than those offered to the Company.

(c) Mineral Property Interests Commitments

To maintain its mineral property interests, the Company is required to make monthly cash payments in fiscal 2009 of $750 for lease of surface property rights and will be required to make a cash payment of approximately $76,000 related to a mortgage payable (see Note 6) and issue 650,000 common shares in fiscal 2009. This relates to the common shares to be issued on the mortgage payable relating to an acquisition of surface rights.

4. Investments

	Number of Shares	Book Value June 30, 2009	Fair Value June 30, 2009	Fair Value December 31, 2008
Emgold Mining Corporation (Note 9 (d))	15,652	$ 3,913	$ 939	$ 704
Quorum Management and Administrative Services Inc.	1	1	1	1
Total Investments		$ 3,914	$ 940	$ 705

As at June 30, 2009, investments in available-for-sale securities consist of marketable securities which had a market value of $939 (December 31, 2008 - fair value $704, carried at cost of $3,913). On January 1, 2007, the carrying amount of these securities became subject to revaluation on a mark-to-market basis at the end of each reporting period, and the increases or decreases arising on revaluation are recorded in Accumulated Other Comprehensive Income, a component of shareholders' equity. On adoption the transition adjustment was $469. The investment in Quorum Management and Administrative Services Inc. ("Quorum") is not designated as available-for-sale.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three and six months ended June 30, 2009 and 2008
(Unaudited – prepared by management)

5. Equipment

	Cost	Accumulated Amortization	Net Book Value, June 30, 2009	Cost	Accumulated Amortization	Net Book Value, December 31, 2008
Office equipment	$ 3,283	$ 3,283	$ --	$ 3,283	$ 2,918	$ 365
Computer equipment	11,856	10,213	1,643	11,856	9,464	2,392
Field and mining equipment	49,614	43,533	6,081	49,614	38,280	11,334
Vehicles	26,271	14,384	11,887	26,271	10,006	16,265
	$ 91,024	$ 71,413	$ 19,611	$ 91,024	$ 60,668	$ 30,356

6. Long-term debt

The Company entered into a long-term agreement, secured by a mortgage payable, relating to the acquisition of surface rights on its Jersey property in British Columbia (See Note 3 (b)). Payment terms are as follows: upon receipt of regulatory approval which was June 1, 2006, $10,000 paid in cash and 200,000 common shares issued. Thereafter, payments are to be made as follows: on June 1, 2007, up to 200,000 common shares (issued); on June 1, 2008, up to 200,000 common shares (issued) and on June 1, 2009, up to 200,000 common shares (issued).

The common shares referred to above were valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"), or October 2 of each year. The value of each share payment was calculated as of the Valuation Date and a credit given accordingly to the balance due on the purchase price. If the calculation and credit results in the mortgage on the property being paid in full, then the seller is not entitled to any further share payments. If, after the Valuation Date for the payments referred to above, the seller has still not received the full payment of the related liability and purchase price of the property, the Company will pay the remaining balance to the seller by way of a cash payment.

The Company has the right, at any time after completing the initial payment of cash and shares as set out above, to pay any remaining balance to fully satisfy the purchase price in the form of a cash payment. The cash portion of the mortgage payable is estimated by the number of shares to be issued in June 2009 and valued using the closing market price for the common shares of the Company at June 30, 2009, of $0.08 (December 31, 2008 - $0.04). Based on the June 30, 2009, price for the common shares of $0.04 (December 31, 2008 - $0.04), the final cash payment to the seller will be $68,000 (December 31, 2008 - $77,000). Any amount resulting from the difference between the recorded prices of the common shares issued and the Valuation Date of October 2, 2009, will be recorded as an adjustment to the balance payable with a corresponding amount recorded in operations. A debt financing adjustment of $18,000 was recorded in the year ended December 31, 2008.

6. Long-term debt (continued)

		June 30, 2009		December 31, 2008
Long-term debt, beginning of period	$	85,000	$	97,000
Less payments made in common shares on valuation date		(9,000)		(12,000)
Long-term debt, end period		76,000		85,000
Current portion of long-term debt	$	76,000	$	85,000

7. Share capital

(a) Authorized:

Unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b) Issued and outstanding:

See Statements of Shareholders' Equity.

During the six months ended June 30, 2009, the Company completed a brokered private placement with Northern Securities Inc. (the "Agent") of 20,000,000 units at a price of $0.03 per unit, for gross proceeds of $600,000. Each unit was comprised of one (1) common share and two-thirds (2/3) of one non-transferable share purchase warrant. Each whole warrant will be exercisable into one common until June 30, 2014, at an exercise price of $0.06 per share up to June 30, 2010, and at an exercise price of $0.12 per share thereafter. The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 2.1% to 2.4%; a weighted volatility factor of 106%, and an expected life of five years. The value allocated to each of the warrants was $0.01.

The fair value attributable to each of the 2,247,600 agent's options exercisable until June 30, 2010, at an exercise price of $0.05; 706,666 agent's warrants and 1,498,400 underlying agent's warrants exercisable at $0.06 for one year, and $0.12 for the four years thereafter, ranges from $0.03 to $0.06, using the volatility factors and interest rates based on the expected life of the warrants as noted above. These non-cash share issue costs are recorded against the share capital and warrants issued in the financing.

If, for 10 consecutive trading days at any time during the period that is four months plus one day following the issue of the warrants, the closing common share price for each of the 10 trading days is $0.20 or more, then the exercise period of the warrants may, at the discretion of the Company, be shortened to a period of 30 days from the date of a notice provided by the Company to each warrant holder advising the warrant holders of the accelerated expiry.

Insiders of the Company subscribed for a total of 3,932,661 units.

7. Share capital (continued)

(c) Stock options

The Company has a stock option plan which allows for the grant of options to purchase up to 20,390,173 common shares. The following table summarizes information about the stock options outstanding at June 30, 2009:

Weighted Average Exercise Price	Number Outstanding at June 30, 2009	Weighted Average Remaining Contractual Life
$0.10	1,500,000	0.9 years
$0.15	2,379,000*	0.2 years
$0.17	2,500,000	2.0 years
$0.45	2,334,000	3.1 years
$0.29	2,835,000	3.3 years
$0.29	200,000	3.7 years
$0.10	6,000,000	5.0 years
$0.20	17,748,000	3.0 years

*Subsequent to June 30, 2009, 2,379,000 stock options exercisable at $0.15, with an expiry date of July 6, 2009, expired, unexercised.

A summary of the changes in stock options for the six months ended June 30, 2009 are presented below:

	Shares	Weighted Average Exercise Price
Balance, December 31, 2008	11,748,000	$0.24
Granted	6,000,000	$0.10
Balance, June 30, 2009	17,748,000	$0.20
Balance vested, June 30, 2009	17,278,000	$0.20

A summary of the fair values of stock options granted during the year, estimated on the date of grant and using the Black-Scholes ("B-S") option-pricing model with weighted average assumptions, is as follows:

	Six months ended June 30, 2009	2008
Risk free interest rate	2.0%	2.6%
Expected life (years)	3.5 years	5 years
Expected volatility	102%	85%
Weighted average fair value per option grant	$0.05	$0.05

The B-S option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. Unvested consultants' options granted in the six months ended June 30, 2009, have been revalued, with no changes to the weighted average fair value per grant from that at the time of grant.

7. Share capital (continued)

(e) Share purchase warrants

As at June 30, 2009, the following share purchase warrants issued in connection with financings made by private placements and short-form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
3,803,000	$0.50	December 12, 2009
319,300	$0.50	December 12, 2009
13,333,333	$0.06/$0.12	June 30, 2010/2014
706,666	$0.06/$0.12	June 30, 2010/2014
2,247,600	$0.05	June 30, 2014
1,498,400	$0.06/$0.12	June 30, 2010/2014
21,908,299	$0.14 (using 2010 expiry values)	

* During the six months ended June 30, 2009, 9,764,500 warrants and underlying warrants with exercise prices ranging from $0.16 to $0.25, expired unexercised.

The following table summarizes changes in the number of warrants outstanding:

	Warrants	Weighted Average Exercise Price
Balance, December 31, 2008	13,886,800	$0.32
Issued	17,785,999	$0.06
Expired	9,764,500	$0.25
Balance, June 30, 2009	21,908,299	$0.14

8. Related party transactions and balances

Services rendered and reimbursement of expenses:	Six months ended June 30, 2009	2008
Quorum Management and Administrative Services Inc. (a)	$ 246,336	$ 247,350
Lang Mining Corporation (b)	15,000	15,000
Kent Avenue Consulting Ltd. (c)	--	12,750
Directors' fees	24,000	--

Balances receivable from (e):	June 30, 2009	December 31, 2008
Quorum Management and Administrative Services Inc. (a)	$ 213,325	$ 171,468
Balances payable to (e):		
Directors	$ 24,000	$ --

8. Related party transactions and balances (continued)

(a) Management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. ("Quorum"), formerly LMC Management Services Ltd., since August 1, 2001. Quorum is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in Quorum. There is no difference between the cost of $1 and equity value (See Note 5). Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement, and at June 30, 2009, the Company had advanced four months of working capital. The contractual agreement provides for the issuance of shares in the capital of the Company to Quorum, cease of services, or provision of security to the non-defaulting shareholders of Quorum. No determination of settlement has been finalized with the Company and the other shareholders of Quorum, pursuant to the agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) Consulting fees were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees are paid or accrued through Quorum, and are also included in the balance for 'services provided by Quorum'. Any amount owing to Kent Avenue Consulting Ltd. is owed by Quorum.

(d) The Company's investments include shares in a listed company with a common director.

(e) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Six months ended June 30, 2009
(Unaudited – prepared by management)
Note 9: Mineral Property Interests

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Mineral Property Interests June 30, 2009
Acquisition costs				
Balance, beginning of period	$ 512,065	$ 523,581	$ 1	$ 1,035,647
Incurred during the period	2,809	46,101	--	48,910
Balance, end of period	514,874	569,682	1	1,084,557
Exploration and development costs				
Incurred during the year				
Assays and analysis	--	17,050	--	17,050
Drilling	--	82,444		82,444
Geological and geophysical	5,756	54,993	--	60,749
Site activities	1,171	27,664	--	28,835
Stock-based compensation	--	55,722	--	55,722
Travel and accommodation	1,031	5,112	--	6,143
	7,958	242,985	--	250,943
Balance, beginning of period	2,792,648	4,928,069	--	7,720,717
Balance, end of period	2,800,606	5,171,054	--	7,971,660
Total Mineral Property Interests	$ 3,315,480	$ 5,740,736	$ 1	$ 9,056,217

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Year ended December 31, 2008
(Unaudited – prepared by management)
Note 9: Mineral Property Interests

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Mineral Property Interests December 31, 2008
Acquisition costs				
Balance, beginning of year	$ 503,483	$ 502,616	$ 37,438	$ 1,043,537
Incurred during the year	8,582	20,965	--	29,547
Write-downs during the year	--	--	(37,437)	(37,437)
Balance, end of year	512,065	523,581	1	1,035,647
Exploration and development costs				
Incurred during the year				
Assays and analysis	16,264	196,083	--	212,347
Drilling	--	604,017	--	604,017
Engineering	--	15,000	--	15,000
Environmental	--	108,172	--	108,172
Geological and geophysical	32,315	395,952	--	428,267
Site activities	6,039	143,531	--	149,570
Stock-based compensation	--	97,553	--	97,553
Travel and accommodation	3,917	70,679	--	74,596
	58,535	1,630,987	--	1,689,522
Balance, beginning of year	2,734,113	3,297,082	45,372	6,076,567
Write-downs during the year	--	--	(45,372)	(45,372)
Balance, end of year	2,792,648	4,928,069	--	7,720,717
Total Mineral Property Interests	$ 3,304,713	$ 5,451,650	$ 1	$ 8,756,364

Sultan Minerals Inc.

Management Discussion and Analysis and Quarterly Report
For the Three and Six Months Ended
June 30, 2009

RECEIVED
2009 SEP 18 A 9:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1.1 Date

The effective date of this Management's Discussion and Analysis ("MD&A") and Quarterly Report is August 28, 2009.

1.2 Overview

This Management's MD&A contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward-looking statements that involve various risks and uncertainties including changes in future prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. The Company expressly disclaims any obligation to revise or update forward-looking statements and any liability in the event actual results differ from those currently anticipated.

This Quarterly MD&A should be read in conjunction with the audited financial statements of Sultan Minerals Inc. for the year ended December 31, 2008 and the unaudited interim financial statement for the three and six months ended June 30, 2009 and 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Sultan Minerals Inc. ("Sultan" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- Sultan's loss for the six months ended June 30, 2009 ("fiscal 2009") was $667,428 or $0.01 per share, compared to a loss of $328,358 or $0.00 per share in the six months ended June 30, 2008 ("fiscal 2008"), after income tax recovery of $380,012.

- During fiscal 2009, operations used cash of $423,187 compared to $413,391 in fiscal 2008.

- Expenditures on mineral property interests totalled $299,853 in fiscal 2009, compared to $1,085,209 in fiscal 2008. The expenditures were incurred on the following mineral properties in fiscal 2009, with the fiscal 2008 numbers in parentheses: Kena - $10,767 ($31,633) and the Jersey and Emerald properties - $289,086 ($1,053,396).

- The Company received total proceeds of $553,649 from the issuance of 20,000,000 units at a price of $0.03 in fiscal 2009, compared to proceeds of $231,292 by the issuance of 1,524,350 common shares in fiscal 2008 through the exercise of stock options, warrants and agent's warrants.

1.2.1 Jersey and Emerald Properties, British Columbia

The 10,120-hectare Jersey-Emerald Property is located in south-eastern British Columbia, 10 kilometres southeast of the mining community of Salmo. The Jersey-Emerald Property is host to the former Emerald Tungsten Mine, which was Canada's second largest tungsten producer and the historic Jersey Lead-Zinc Mine, British Columbia's second largest lead-zinc producer. Sultan optioned the initial claims in 1993 and has since expanded its holdings through staking and additional option agreements. In 2005 molybdenum mineralization was discovered beneath the tungsten workings. In the mine area there is an existing network of underground tunnels and workings over a 2-square kilometre area that provides

excellent access to the margins of the recently identified molybdenum deposit.

In May 2009, the Company entered into an additional amendment to the option agreement to defer the commencement date of the annual royalty payments of $50,000 due to commence in October 2009 by a further four years, in exchange for a one-time payment of 250,000 common shares, and the right to collect mineral specimens from an exposure in the Jersey F Zone workings of the Jersey-Emerald property up to October 20, 2013, for the sole purpose of specimen collection.

Additional claims forming part of the properties include the Tungsten King Prospect, comprised of 17 crown-granted mineral claims. The Company acquired a 100% interest in these claims by issuing 100,000 shares of the Company.

The Company is taking the necessary steps to advance the known molybdenum and tungsten deposits at our Jersey-Emerald mine as is evident by our land acquisitions and our current drilling program. Sultan now owns 1,100 acres of surface rights over the proposed mine site.

EXPLORATION

All detailed assay results can be viewed in news releases on the Company's website www.sultanminerals.com or on www.sedar.com.

Sultan has now intersected the East Emerald Tungsten zone in 39 drill holes that confirm the continuation of the tungsten mineralization over a length of 3,300 feet (1,000 metres) and a width of 700 feet (200 metres) (see News Release of April 29, 2008). Drill results continue to show multiple horizons of 0.25% to 0.60% tungsten mineralization contained within wide zones of lower grade mineralization averaging 0.10 to 0.25% WO_3. Many of these holes carry significant molybdenum (MoS_2) concentrations within the same horizons as the tungsten. The mineralization remains open to the north, south and west.

In September 2008 Geoscience BC and Natural Resources Canada flew a budgeted $542,000 Airborne Geophysical Survey in the Kootenay Area of BC. The survey covers a 609-square kilometre area centered on Sultan's 93-square kilometre Jersey-Emerald Property. The BC Ministry of Energy, Mines and Petroleum Resources rated this area as having some of the highest mineral potential in British Columbia. The survey was designed to provide information about the rocks deep below the surface.

The survey was flown by Fugro Airborne Surveys. The survey area includes Sultan's Jersey Mine and the HB and Reeves-Macdonald mines, these 3 being the second, third and fourth largest historic lead-zinc producers in the province. The survey also covers Sultan's historic Emerald Tungsten Mine, Canada's second-largest tungsten producer, as well as the famous Sheep Creek and Ymir gold camps. Sultan, as one of the largest mineral title landholders in the survey area, participated in the survey, by contributing funding for the flying of intermediate 100-metre spaced survey lines over its Jersey-Emerald property within the Geoscience BC survey area. The detailed airborne geophysical coverage assisted in identifying new exploration targets outside of the seven historic mines on the extensive property.

In September 2008 Sultan completed a program of trenching and prospecting over the south end of the Jersey-Emerald property. This work resulted in the discovery of a new area of tungsten and zinc mineralization on the property. The mineralization, including assays of 5.0% zinc and 0.9% tungsten, was discovered at four widely spaced locations situated approximately 2.0 km south of the historic Emerald Tungsten Mine. In order to test this new discovery additional prospecting, trenching and a preliminary 350-metre diamond drill program is planned for 2009.

Drill site preparation and drilling commenced in June 2009, initially involving three large new tungsten and zinc targets discovered by geochemical, geophysical and trenching programs completed in 2009 (see

news release of February 17, 2009). Drilling is also planned for the recently acquired Victory Tungsten deposit and for targets discussed in the NI 43-101 Tungsten Resource Estimate released on January 21, 2009.

Results from the first six diamond drill holes include significant tungsten mineralization. Two new target areas of the property were investigated by drilling. Two drill holes were completed approximately 1 kilometre east of the historic Jersey-Emerald mine, where preliminary results of regional airborne surveys indicate strong magnetic and conductive rocks are present. Four drill holes were completed approximately 1.5 kilometres south of the historic mine area (near Lost Creek) to test for the extension of tungsten mineralization discovered during a surface sampling program in 2008.

Preliminary results returned from sampling of drill core indicate significant tungsten mineralization existing in zones well away from the historic Jersey-Emerald mine area. In particular, the Lost Creek drilling (LC0901 through LC0903) returned elevated tungsten values from all 3 drill holes. Hole LC0902 returned the highest value for WO_3, with 0.18% over 28 ft including 0.39% over 6 feet.

Drill Hole	Grid North	Grid East	Azmth/Dip	From (Feet)	To (Feet)	Width (Feet)	WO_3 (%)
LC09-01	5437111	484583	302	112.00	188.00	76.00	0.12
Incl.				138.00	148.00	10.00	0.22
LC09-02	5437111	484583	302	167.00	195.00	28.00	0.18
Incl.				182.00	188.00	6.00	0.39
LC09-03	5437090	484559	300	127.00	174.00	47.00	0.10
Incl.				137.00	162.00	25.00	0.16
Incl.				147.00	152.00	5.00	0.20

Drill site preparation is currently underway for the Victory Tungsten deposit, approximately 3 kilometres north of the historic Jersey-Emerald mine area. This drilling is expected to verify the presence of tungsten mineralization reported by previous operators during exploration in the 1960's and 1970's. A zone of high grade tungsten mineralization, including 84,000 tons of 0.54% WO_3, was outlined by the historic drilling.

A study of the potential for lead-zinc-silver remnant mineralization within and adjacent to the historic Jersey mine has been undertaken. It is expected that a preliminary resource estimate can be obtained from information provided by the large database accumulated by Sultan that summarizes historic and recent drilling. Several zones of remnant lead-zinc mineralization were observed in preliminary viewing of the 3-Diminsional models created by Sultan. As well, drill testing completed by Sultan in 2007 intersected widespread zinc mineralization marginal to the historic workings, suggesting that important zinc mineralization may extend to the east, west and south of the former mine. The Jersey Emerald was British Columbia's second largest lead-zinc mine.

In January 2009 Sultan received updated resource calculations for the Tungsten Zones on its Jersey-Emerald Property. Resource calculations were prepared by Giroux Consultants Ltd. of Vancouver, BC and the resulting National Instrument 43-101 Technical Report was co-authored by independent geological consultants Gary Giroux, P.Eng. of Giroux Consultants Ltd. and Perry Grunenberg, P.Geo. of PBG Geoscience. The updated resource estimate shows a measured plus indicated resource of 2,719,000 tons averaging 0.358% WO_3, and an additional inferred resource of 2,320,000 tons averaging 0.341% WO_3 at a 0.15% WO_3 cutoff. The mineralization remains open along strike.

The report makes a number of recommendations that can be summarized as follows:

1) An additional 5,000 metres of diamond drilling be completed to fully define the Emerald and East Emerald tungsten zones.

2) A total of 20 excavator trenches be put in to test the East Emerald zone and its projected extension to the north and south.

3) The Invincible mine workings should be dewatered and the access portals stabilized to provide access for underground drill testing of the East Emerald Tungsten zone and the Invincible workings.

4) The East Dodger resource estimate should be updated to include the recent drilling.

5) The 2007 economic scoping study should be updated and should include:

a) Preparation of a mine plan;

b) Design and costing of surface facilities;

c) Continuing implementation of environmental studies;

d) Review of ore transport options;

e) Review of tailings disposal options;

f) Review wastewater disposal alternatives; and

g) Review historic metallurgy and conduct further metallurgical testing.

The combined total cost to complete the recommended work is estimated at $1,358,500.

Exploration expenditures on the Jersey-Emerald property in fiscal 2009 with the fiscal 2008 comparative figures shown in parentheses include the following: assays and analysis – $17,050 ($148,765); drilling - $82,444 ($409,228); engineering - $Nil ($15,000); environmental - $Nil ($56,273); geological and geophysical – $54,993 ($192,564); travel and accommodation – $5,112 ($47,769); stock-based compensation - $55,722 ($76,405); and site activities – $27,664 ($97,730). Acquisition costs of $46,101 ($9,662) were incurred.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the ongoing diamond drilling programs. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience in Kamloops, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects." Standard sampling procedures are used whereby the core is split with a core splitter and half of the core sent by trucking company directly to either Acme Labs Ltd. in Vancouver or Assayers Canada in Vancouver for assay by standard analytical procedures. The remaining half of the core is stored in the Company's core storage facility in Salmo, BC. All sample preparation is done at the laboratory by Acme or Assayers Canada staff. Checks are being run on 5% of the samples at Becqueral Laboratories in Mississauga, Ontario for tungsten and Assayers Canada in Vancouver, BC for other elements.

1.2.2 Kena Gold Property, British Columbia

The Company holds 100% interest in the 8,173-hectare Kena Gold Property located near the community of Ymir in southeastern British Columbia. Of particular interest to Sultan is a 7.0-kilometre long gold soil anomaly located near the north end of the property. The soil anomaly encompasses the Gold Mountain and Kena Gold Zones, both of which host porphyry gold deposits (refer to Sultan's website maps at www.sultanminerals.com/s/KenaMaps.asp). From 2000 to 2004, Sultan tested the two zones with 12,000 metres of diamond drilling in 80 drill holes. Preliminary resource calculations were prepared by Giroux Consultants Ltd. in June 2004 and the resulting NI 43-101 Technical Report was co-authored by independent geological consultants, Gary Giroux, P.Eng., of Giroux Consultants Ltd. and Linda Dandy, P.Geo, of P & L Geological Consultants Ltd.

Exploration Summary

The Kena Property contains two areas of porphyry-style gold mineralization – the Gold Mountain and Kena Gold Zones, which were the subject of a NI 43-101 resource estimate in 2004 co-authored by G.H. Giroux, P.Eng., MASc. and Linda Dandy, P.Geo. The June 2004 Technical Report shows that the Gold Mountain and Kena Gold Zones had a measured and indicated resource of 24,860,000 tonnes containing 541,000 ounces of gold at an average grade of 0.66 g/T using a 0.3 g/T cut-off grade for gold. There is an additional inferred resource of 25,800,000 tonnes containing 557,000 ounces of gold at the same grade (June 7, 2004, News Release). The report stated that the resource has potential for expansion with additional diamond drilling.

A computer modeling of the property was completed as part of the 2004 resource study. The model indicated numerous untested areas adjacent to mineralized blocks. The report recommended that a $1.2 million diamond drill program be conducted in order to significantly expand resources in the Gold Mountain and Kena Gold Zones.

In June 2009, Dr. Jim Oliver, P.Geo commenced a structural mapping program on the property. Geologic trends and strong geophysical and geochemical features indicate that the two gold zones relate to the same features and infill drilling between the zones may increase the current resource estimate. These features also extend beyond the limits of the Gold Mountain and Kena Gold porphyry mineralization, most predominantly toward the south where a third gold zone (the South Gold Zone) lies 3 kilometres away.

In conjunction with the porphyry gold mineralization, the large Kena Property also has significant copper porphyry potential in its Kena Copper Zone (see News Release dated November 3, 2008), and gold-silver vein style mineralization at its historic Euphrates, Victoria, and Starlight Mines. The areas of gold, copper and gold-silver mineralization are each believed to be related to individual mineralizing events.

Dr. Oliver will review and expand on the existing data in order to determine structural features and orientations that are responsible for mineral controls, zonations and deposit orientation and extensions. His work will include recommendations for work programs designed to expand the known mineralized zones and identify their structural and mineralogical constraints.

Exploration expenditures on the Kena property in fiscal 2009, with the fiscal 2008 comparative figures shown in parentheses, include the following: assays and analysis – $Nil ($9,750); geological and geophysical – $5,756 ($9,746); travel and accommodation - $1,031 ($1,157); and site activities – $1,171 ($2,398). Acquisition costs of $2,809 ($8,582) were incurred.

Ms Linda Dandy, P.Geo of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects".

1.2.3 Mineral Property Option Payments Due In Fiscal 2009

To maintain its mineral property interests, the Company is required to make monthly cash payments in fiscal 2009 of $750 for lease of surface property rights and will be required to make a cash payment of approximately $69,000 related to a mortgage payable, based on the June 30, 2009, share price. The Company issued 200,000 common shares in fiscal 2009 with respect to the mortgage payable. An additional 200,000 common shares were issued for the Victory Tungsten property. Annual advance royalty payments of $50,000 were to commence in October 2009 on the Jersey Claim Group, but Sultan has negotiated a four-year extension with the optionors for deferral of the payment to October 2013, by the issuance of 250,000 common shares.

1.2.4 Market Trends

The price of gold has increased, continuing an overall uptrend, which began in 2004. The average gold price in 2006 was US$603.46 per ounce. In 2007 gold averaged US$693 per ounce, and in 2008, the average price per ounce was US$872. The price of gold has averaged US$922 to August 27, 2009. The average price for molybdenum (roasted) in 2006 was US$25.56 per pound, US$29.72 per pound in 2007 and US$24.55 per pound in 2008, decreasing to approximately US$10 by the end of 2008, but has since increased to approximately US18 per pound at the date of this report. The price of tungsten has remained relatively stable at between US$200 to US$220/MTU for APT concentrate (as of May 29, 2009, Metals Bulletin), at that date the mid-point was US$200/MTU.

1.3 Selected Annual Information

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are expressed in Canadian dollars.

	As at December 31, 2008	As at December 31, 2007	As at December 31, 2006
Current assets	$ 2,128,442	$ 4,361,691	$ 232,237
Mineral property interests	8,756,364	7,120,104	4,363,937
Other assets	53,231	75,138	74,906
Total assets	10,938,037	11,556,933	4,671,080
Current liabilities	225,384	236,718	127,678
Long-term debt	--	44,000	123,000
Shareholders' equity	10,712,653	11,276,215	4,420,402
Total shareholders' equity and liabilities	10,938,037	11,556,933	4,671,080
Working capital (current assets less current liabilities)	1,903,058	4,124,973	104,559

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Expenses (recoveries)			
Amortization	$ 1,711	$ 2,020	$ 2,435
Debt finance adjustment	18,000	(14,000)	6,000
Legal, accounting and audit	35,719	56,428	33,527
Management and consulting fees	57,750	45,000	46,000
Office and administration	136,056	94,339	74,993
Salaries and benefits	295,897	221,429	171,412
Shareholder communications	352,205	263,175	202,301
Stock-based compensation	476,653	677,726	161,322
Travel and conferences	49,517	34,400	43,246
	1,423,508	1,380,517	741,236
Property investigations	1,418	4,352	873
Write-down of mineral property interests	82,809	92,736	131,771
Interest and other income	(90,235)	(141,173)	(9,479)
Loss before income taxes	(1,417,500)	(1,336,432)	(864,401)
Income tax (recovery) expense – current	--	--	--
– future income taxes	385,487	68,172	103,128
Loss for the year	$ (1,032,013)	$ (1,268,260)	$ (761,273)
Loss per share – basic and diluted	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding – basic and diluted	101,626,050	80,200,248	58,480,943
Number of common shares issued and outstanding, end of year	101,626,050	100,226,518	62,439,384

1.4 Results of Operations

Sultan incurred a loss of $667,428, or loss per common share of $0.01 in the six months ended June 30, 2009, compared to a loss of $328,358, or loss per common share of $0.00 in the six months ended June 30, 2008, after future income tax recovery of $380,012 in the period. Loss before future income tax recovery totalled $681,916 in fiscal 2009, compared to $708,370 in fiscal 2008.

	Three months ended June 30, 2009	Three months ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008
Expenses				
Amortization	$ 91	$ 505	$ 365	$ 1,010
Legal, accounting and audit	19,769	11,090	29,960	17,485
Management fees	7,500	15,750	15,000	27,750
Office and administration	40,102	34,049	80,062	63,960
Salaries and benefits	87,704	78,972	171,787	141,559
Shareholder communications	50,251	79,088	91,341	167,369
Stock-based compensation	273,137	125,721	292,242	317,719
Property investigations	1,070	--	2,213	--
Travel	1,265	12,322	3,880	35,046
Interest and other income	7,298	(25,934)	(4,934)	(63,528)
	488,187	331,563	681,916	708,370
Loss before income taxes	(488,187)	(331,563)	(681,916)	(708,370)
Income tax recovery	13,178	8,124	14,488	380,012
Loss for the period	(475,009)	(323,439)	(667,428)	(328,358)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.00)
Weighted average number of common shares outstanding	102,179,959	101,812,406	102,142,552	100,759,163

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income. Interest revenue decreased from $63,528 in fiscal 2008 to $4,934 in fiscal 2009 due to higher cash balances and higher interest rates throughout the fiscal 2008 period.

Expenses

Legal, accounting and audit increased from $17,485 in fiscal 2008 to $29,960 in fiscal 2009. Audit fees are accrued throughout the fiscal year. Fees charged for the fiscal 2007 year end were significantly higher than estimated in the accrual, due to the extensive audit work now required, and as a result, expenses were higher in fiscal 2008, and were higher for the audit completed in April 2009. Audit fees are increasing on an annual basis, and will continue to do so, as public company auditors and public companies continue to

comply with the extensive detail in the working papers which are required by the Canadian Public Accountability Board, as they review the audit firms that audit public companies. Either external consultants must be hired to comply, or in the case of companies who have administrative and accounting services provided as in the case of Sultan, the time, and therefore the cost, required to complete the extra detail, must be passed onto the Company. Legal fees are ongoing and will vary depending on the activity during the period. Legal fees incurred during the period related to the financing completed on June 30, 2009, and are recorded as share issue costs.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for a total of $15,000 in each fiscal period. In fiscal 2009, consulting fees of $Nil (fiscal 2008 - $12,750) were paid or are payable through Quorum Management and Administrative Services Inc. ("Quorum"), (formerly LMC Management Services Ltd.) to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

Office and administration costs increased from $63,960 in fiscal 2008 to $80,062 in fiscal 2009. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits increased from $141,559 in fiscal 2008 to $171,787 in fiscal 2009, due to timing of work related to the Company's fiscal 2008 annual audit, completed in April 2009.

In fiscal 2009, there was $292,242 in stock-based compensation expense, compared with $317,719 in fiscal 2008. In addition, stock-based compensation costs of $41,234, based on the Black-Scholes ("B-S") valuation model, were capitalized to the Jersey-Emerald Property in fiscal 2009, plus related future income tax liability of $14,488, compared to $55,776 capitalized in fiscal 2008, and related future income tax liability of $20,629.

The B-S option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.

Shareholder communications costs have decreased from $167,369 in fiscal 2008 to $91,341 in fiscal 2009. The Company utilized the services of Arbutus Enterprises Ltd. $12,000 (2008 - $12,000), Horng Kher (Marc) Lee $36,000 (2008 - $34,000), and CHF Investor Relations $Nil (2008 - $45,000). Other shareholder activities consist of web site maintenance, transfer agent fees, regulatory and filing fees and all costs associated with timely disclosure of information.

Travel and conference expenses decreased from $35,046 in fiscal 2008 to $3,880 in fiscal 2009. The Company attended the Prospectors and Developers Conference in fiscal 2008, contributing to the higher expense in that fiscal period.

Property investigation costs increased from $Nil in fiscal 2008 to $2,213 in fiscal 2009. Sultan is presented with property submittals continually, and certain submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company has recorded a provision at the time of the actual renunciation, by a reduction in the amount included in share capital

relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in the year ended December 31, 2007, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $359,383 in fiscal 2008. Other future income tax recoveries relate to capitalized stock-based compensation and totalled $14,488 in fiscal 2009 and $20,629 in fiscal 2008.

1.5 Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses, net of interest income, mineral property write-downs and property investigations.

	Kena property. British Columbia	Jersey Emerald and other properties	Stephens Lake property, Manitoba	General and adminis-trative expenses (Note 1)	Loss per quarter	Loss per share
2007						
Third Quarter	7,888	688,297	20,416	369,930	355,251	$0.00
Fourth Quarter	161,976	843,265	--	543,111	498,286	$0.01
2008						
First Quarter	25,277	611,894	--	414,400	4,919	$0.00
Second Quarter	6,356	441,502	--	357,497	323,439	$0.00
Third Quarter	17,403	379,885	--	355,149	315,543	$0.00
Fourth Quarter	18,081	218,671	--	296,462	388,112	$0.00
2009						
First Quarter	3,878	56,581	--	204,817	192,419	$0.00
Second Quarter	6,889	232,505	--	479,819	475,009	$0.00

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, property investigations, interest and other miscellaneous income or income tax recovery, but includes stock-based compensation.
Note 2: Property acquisition and exploration costs exclude the write-down of mineral property interests.

Three months ended June 30, 2009 ("Q2 2009") compared to three months ended June 30, 2008 ("Q2 2008")

Expenses

Significant changes between the two three month periods are noted below. Please refer to the comparatives for the six month periods ended June 30, 2009 and 2008 for further discussion of other expense categories.

Legal, accounting and audit increased from $11,090 in Q2 2008 to $19,769 in Q2 2009. Audit fees are accrued throughout the fiscal year, and are anticipated to increase in fiscal 2009. The Q2 2009 expense included higher than anticipated audit costs for the fiscal 2008 audit, which were invoiced in Q2 2009.

Office and administration costs increased from $34,049 in Q2 2008 to $40,102 in Q2 2009. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have increased from $78,972 in Q2 2008 to $87,704 in Q2 2009. Salaries charged to the Company from Quorum are based on activity levels. The annual audit was completed in Q2 2009, as

were the interim financial statements and management discussion for the three months ended March 31, 2009.

In Q2 2008, there was $125,721 in stock-based compensation expense, compared with $273,137 in Q2 2009. This expense relates to stock options granted during the respective periods.

Shareholder communications decreased from $79,088 in Q2 2008 to $50,251 in Q2 2009. The Company utilized the services of Arbutus Enterprises Ltd. $6,000 (Q2 2008 – $6,000) and Horng Kher (Marc) Lee $18,000 (Q2 2008 - $18,000). CHF Investor Communications was paid $Nil in Q2 2009 and $22,500 in Q2 2008, which accounts for the majority of the decrease in Q2 2009.

Travel and conference expenses decreased from $12,322 in Q2 2008 to $1,265 in Q2 2009. There was nominal travel and the Company did not attend any conferences in Q2 2009.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At June 30, 2009, Sultan's working capital, defined as current assets less current liabilities, was $1,865,084 (December 31, 2008 - $1,903,058). The Company's cash in excess of current expenditures is held in Guaranteed Investment Certificates or Treasury Bills.

Management, administrative, geological and other services are provided by Quorum, a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in Quorum. Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement. At June 30, 2009, two companies are currently in arrears to the maximum allowable period under the terms of the agreement with Quorum. As a result, the Company has advanced one month in excess of its estimated working capital funding obligation under the agreement with Quorum. At the date of filing of this annual report, it is not known if this amount will be recoverable from Quorum. If other companies sharing office space are unable to obtain financing to pay Quorum their share of administration and overhead, it may be necessary to sever employees of Quorum and possibly outsource certain services that are currently performed by Quorum employees. The recoverability of the balance of approximately $50,000 will be determined in the next few months.

Investing Activities

Acquisitions and Exploration Programs

The following provides the details of the property agreements and the exploration expenditures related to its mineral property interests during the period.

At June 30, 2009, Sultan had capitalized $9,056,217, representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia and Manitoba. During the six months ended June 30, 2009, Sultan's total expenditures included $299,853 on the acquisition and exploration of its mineral property interests compared to $1,085,029 in the six months ended June 30,

2008.

The Company entered into a long-term agreement, secured by a mortgage payable, relating to the acquisition of surface rights on its Jersey property in British Columbia. Payment terms are as follows: upon receipt of regulatory approval which was June 1, 2006, $10,000 paid in cash and 200,000 common shares issued. Thereafter, payments are to be made as follows: on June 1, 2007, up to 200,000 common shares (issued); on June 1, 2008, up to 200,000 common shares (issued) and on June 1, 2009, 200,000 common shares were issued.

The common shares referred to above were valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"), or October 2 of each year. The value of each share payment was calculated as of the Valuation Date and a credit given accordingly to the balance due on the purchase price. If the calculation and credit results in the mortgage on the property being paid in full, then the seller is not entitled to any further share payments. If, after the Valuation Date for the payments referred to above, the seller has still not received the full payment of the related liability and purchase price of the property, the Company will pay the remaining balance to the seller by way of a cash payment.

The Company has the right, at any time after completing the initial payment of cash and shares as set out above, to pay any remaining balance to fully satisfy the purchase price in the form of a cash payment. The cash portion of the mortgage payable is estimated by the number of shares to be issued in June 2009 and valued using the closing market price for the common shares of the Company at June 30, 2009, of $0.08 (December 31, 2008 - $0.04). Based on the June 30, 2009, price for the common shares of $0.08, the final cash payment to the seller will be $68,000. Any amount resulting from the difference between the recorded prices of the common shares issued and the Valuation Date of October 2, 2009, will be recorded as an adjustment to the balance payable with a corresponding amount recorded in operations. The debt financing adjustment for the year ended December 31, 2008, was $18,000, with a gain of $14,000 recorded in the year ended December 31, 2007. There was no debt financing adjustment in fiscal 2009 or fiscal 2008.

Sultan presently holds 100% interest in the original claims subject to an advance annual royalty payment of $50,000 that was scheduled to commence October 20, 2009, and an aggregate 3.0% Net Smelter Return ("NSR") royalty due to the property optionors. Sultan can reduce the NSR royalty to 1.5% by making a payment of $500,000 and issuing 50,000 common shares. In April 2009, the Company entered into an additional amendment to the option agreement dated October 20, 1993, as amended, to defer the commencement date of the annual royalty payments of $50,000 due to commence in October 2009 by four years, in exchange for a one-time payment of 250,000 common shares, and the right to collect mineral specimens from an exposure in the Jersey F Zone workings of the Jersey-Emerald property up to October 20, 2013, for the sole purpose of specimen collection.

In April 2009, Sultan acquired 100% of the rights and interest in the Victory Tungsten Property, consisting of six reverted crown grants, located approximately six kilometres south of Salmo, British Columbia, Canada. Under the terms of the agreement, the Company made a payment of $12,000 and issued 200,000 common shares for the purchase of the property. The property will be subject to a 2.0% NSR, payable to the optionor. The Company has the right to reduce the NSR to 0.5% by making a one-time payment of $150,000 at any time up to and including the commencement of commercial production. If at any time the optionor wishes to sell or assign its NSR, the optionor has agreed to give the Company a 60-day right of first purchase to acquire the NSR, provided that the optionor shall not thereafter offer its NSR to a third party on terms less favourable to the optionor than those offered to the Company.

1.7 Capital Resources

During the six months ended June 30, 2009, the Company completed a brokered private placement with Northern Securities Inc. (the "Agent") of 20,000,000 units at a price of $0.03 per unit, for gross proceeds of $600,000. Each unit was comprised of one (1) common share and two-thirds (2/3) of one non-transferable share purchase warrant. Each whole warrant will be exercisable into one common until June 30, 2014, at an exercise price of $0.06 per share up to June 30, 2010, and at an exercise price of $0.12 per share thereafter. The warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate – 2.1% to 2.4%; a weighted volatility factor of 106%, and an expected life of five years. The value allocated to each of the warrants was $0.01.

The fair values attributable to each of the 2,247,600 agent's options exercisable until June 30, 2010, at an exercise price of $0.05; 706,666 agent's warrants and 1,498,400 underlying agent's warrants exercisable at $0.06 for one year, and $0.12 for the four years thereafter, range from $0.03 to $0.06, using the volatility factors and interest rates based on the expected life of the warrants as noted above. These non-cash share issue costs are recorded against the share capital and warrants issued in the financing.

If, for 10 consecutive trading days at any time during the period that is four months plus one day following the issue of the warrants, the closing common share price for each of the 10 trading days is $0.20 or more, then the exercise period of the warrants may, at the discretion of the Company, be shortened to a period of 30 days from the date of a notice provided by the Company to each warrant holder advising the warrant holders of the accelerated expiry.

Insiders of the Company subscribed for a total of 3,932,661 units.

During the six months ended June 30, 2008, the Company issued 1,524,350 common shares on the exercise of 1,341,500 share purchase warrants at a price of $0.17; 4,700 common shares on the exercise of 4,700 agent's warrants at a price of $0.17, 9,400 common shares on the exercise of 9,400 agent's warrants at a price of $0.12, and 168,750 common shares on the exercise of stock options at prices ranging from $0.10 to $0.17, for total proceeds of $231,292.

In fiscal 2009, the Company granted 6,000,000 stock options to directors, employees and consultants at an exercise price of $0.10, with an expiry date of June 22, 2014. The fair value of the stock options on the day of grant was estimated on the date of grant using a Black-Scholes option-pricing model with weighted average assumptions as follows: risk-free interest rate – 2.0%; expected life of 3.5 years; expected volatility – 102%; and a weighted average fair value per option grant of $0.05.

In fiscal 2008, the Company granted 200,000 stock options to consultants at an exercise price of $0.29, with an expiry date of March 17, 2013. The fair value of the stock options on the day of grant was estimated on the date of grant using a Black-Scholes option-pricing model with weighted average assumptions as follows: risk-free interest rate – 3.86%; expected life of 5 years; expected volatility – 85%; and a weighted average fair value per option grant of $0.05. Unvested consultants' options granted in the six months ended June 30, 2008, were re-valued in fiscal 2009 as follows: risk free interest rate – 1.5%; volatility – 97%, and an estimated life of 4 years for a weighted average fair value per grant of $0.01.

During the six months ended June 30, 2009, 9,764,500 warrants and underlying warrants with exercise prices ranging from $0.16 to $0.25, expired unexercised.

The Company will require continued external funding to meet future obligations and to finance further

exploration and development work on its mineral properties. The Company currently has funds available to complete all of its currently planned exploration programs, but as the Company does not have a source of revenue, there is doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The balance sheets of the Company at June 30, 2009 and December 31, 2008, do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to obtain adequate financing.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

	Six months ended June 30,	
Services rendered and reimbursement of expenses:	**2009**	**2008**
Quorum Management and Administrative Services Inc. (a)	$ 246,336	$ 247,350
Lang Mining Corporation (b)	15,000	15,000
Kent Avenue Consulting Ltd. (c)	--	12,750
Directors' fees	24,000	--

Balances receivable from (e):	**June 30, 2009**	**December 31, 2008**
Quorum Management and Administrative Services Inc. (a)	$ 213,325	$ 171,468
Balances payable to (e):		
Directors	$ 24,000	$ --

(a) Management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. ("Quorum"), formerly LMC Management Services Ltd., since August 1, 2001. Quorum is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in Quorum. There is no difference between the cost of $1 and equity value (See Note 5). Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement, and at June 30, 2009, the Company had advanced four months of working capital. The contractual agreement provides for the issuance of shares in the capital of the Company to Quorum, cease of services, or provision of security to the non-defaulting shareholders of Quorum. No determination of settlement has been finalized with the Company and the other shareholders of Quorum, pursuant to the agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) Consulting fees were paid or accrued indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees were paid through Quorum,

and are also included in the balance for 'services provided by Quorum'. Any amount owing to Kent Avenue Consulting Ltd. is owed by Quorum.

(d) The Company's investments include shares in a listed company with a common director.

(e) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There is no proposed asset or business acquisition or disposition before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.12 Critical Accounting Estimates

As at June 30, 2009, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2008, and have been consistently followed in the preparation of these financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company's first interim period commencing January 1, 2009.

Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Intangible Assets", and Section 3450, "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of IAS 38, Intangible Assets. CICA 1000—Financial Statement Concepts is amended to clarify criteria for recognition of an asset. CICA 3450 – Research and Development Costs is replaced by guidance in CICA 3064. EIC 27 is no longer applicable for entities that have adopted CICA 3064. A number of other EIC abstracts have consequential amendments. AcG 11 – Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064. Prior to the adoption of Section 3064, the Company capitalizes costs in the exploration phase relating to acquisition cash costs and fair value common shares issued for mineral property interests. All other exploration expenditures are expensed in the period incurred. The Company has concluded that adoption of this new standard as at January 1, 2009, did have an impact on the Company's interim financial statements.

Business combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to IFRS 3, Business Combinations (January 2008). The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100% o f the equity interest in the acquiree is owned at the acquisition date.

The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and other direct cost of a business combination are no longer considered part of the acquisition accounting.

Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new section will only have an impact on the Company's financial statements for future acquisitions that may be made in periods subsequent to the date of adoption.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interest, which together replace Section 1600, Section 1600, Consolidated Financial Statements. These two sections are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statement. The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets. The new sections also require non-controlling interest to be presented as a separate component of shareholders' equity.

Under Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. The adoption of this standard did not impact the Company's interim financial statements.

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities ("EIC 173"), which establishes that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial

liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this standard did not impact the Company's interim financial statements.

Future accounting standards

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that fiscal 2011 is the changeover date for non-calendar year end publicly accountable enterprises to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for fiscal 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.14 Financial Instruments and Other Instruments

At June 30, 2009, except as noted below, the fair values of cash and cash equivalents, investments, due from (to) related parties, and accounts receivable, approximate carrying values because of the short-term nature of these instruments.

At June 30, 2009, cash and cash equivalents were held as cash in bank accounts, primarily in Canadian banks, while temporary investments were held entirely in cashable Guaranteed Investment Certificates issued by BMO Bank of Montreal. At June 30, 2009, the Company had $1,299,240 (December 31, 2008 - $1,895,695) in short-term temporary investments or Bank of Canada treasury bills.

The Company's financial instruments comprised cash, cash equivalents, receivables, accounts payable and accrued liabilities, and amounts due from/to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from financial instruments. The fair value of the financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation. The Company is affected by changes between its reporting and foreign functional currencies. The Company monitors its foreign currency balances to mitigate these risks.

1.15.1 Other MD& A Requirements

See the audited annual financial statements for the year ended December 31, 2008, and the unaudited interim financial statements for the three and six months ended June 30, 2009.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the unaudited interim financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the interim Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of August 27, 2009, the date of this MD&A, subject to minor accounting adjustments:

Authorized Capital

Unlimited number of common shares without par value and unlimited number of preference shares without par value.

Issued and Outstanding Capital

123,660,618 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price	Expiry Date
2,500,000	$0.17	June 21, 2011
1,500,000	$0.10	June 10, 2010
2,334,000	$0.45	July 20, 2012
2,835,000	$0.29	October 23, 2012
200,000	$0.29	March 17, 2013
6,000,000	$0.10	June 22, 2014
15,369,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
3,803,000	$0.50	December 12, 2009
319,300	$0.50	December 12, 2009
13,333,333	$0.06/$0.12	June 30, 2010/2014
706,666	$0.06/$0.12	June 30, 2010/2014
2,247,600	$0.05	June 30, 2014
1,498,400	$0.06/$0.12	June 30, 2010/2014
21,908,299	$0.14 (using 2010 expiry values)	

Shareholder Rights Plan

The Company's board of directors and its shareholders have approved the adoption of a Shareholder Rights Plan (the "Rights Plan"), which has been implemented by way of a rights plan agreement (the "Rights Plan Agreement") designed to protect shareholders from unfair, abusive or coercive takeover strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The board of directors of the Company (the "Board") considered that the adoption of the Rights Plan was desirable and in the interests of all of the Company's shareholders. The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public takeover bid or tender offer for the common shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the solicitation of other takeover bids or offers from other interested parties to provide shareholders desiring to sell the Company's common shares with the best opportunity to realize the maximum sale price for their common shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The directors considered that they would need more time than is allowed for under existing securities legislation in order to have any real ability to consider such alternatives.

As at October 31, 2006, the rights (the "Rights") were issued and attached to all of Sultan's outstanding common shares. A separate rights certificate will not be issued until such time as the Rights become exercisable (which is referred to as the "separation time"). The Rights will become exercisable only if a person, together with his or its affiliates, associates and others acting jointly, acquires or announces its intention to acquire beneficial ownership of Sultan common shares which when aggregated with his or its current holdings total 20% or more of the outstanding Sultan common shares (determined in the manner set out in the Rights Plan). The Rights will permit shareholders other than the acquiring person to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The Rights will not, however, be triggered by a "Permitted Bid", which is defined as a bid which is outstanding for a minimum of 60 days made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

The Company has no knowledge of any pending or threatened takeover bids for the Company, and has no reason to believe that any takeover offer for the Company's shares is imminent.

Other Information

Controls and Procedures

In contrast to the certificate required under National Instrument 52-109 Certificate of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The Board of Directors of Sultan Minerals Inc. has approved the disclosure contained in this Interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Interim MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible

variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

RECEIVED
2009 SEP 18 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 52-109FV2

Certification of Interim Filings – Venture Issuer Basic Certificate

I, Arthur G. Troup, Chief Executive Officer of Sultan Minerals Inc., certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of Sultan Minerals Inc. (the "issuer") for the interim period ending June 30, 2009.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 28, 2009

Arthur G. Troup
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2

Certification of Interim Filings – Venture Issuer Basic Certificate

I, Shannon M. Ross, Chief Financial Officer of Sultan Minerals Inc., certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of Sultan Minerals Inc. (the "issuer") for the interim period ending June 30, 2009.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 28, 2009

Shannon M. Ross
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.